Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

August 29, 2019

VIA E-MAIL ATTACHMENT

Thomas Jones, Esq.

Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Sharing Economy International Inc.
Amendment No. 9 to
Preliminary Proxy Statement on Schedule 14A
Filed August 29, 2019
File No. 001-34591

Dear Mr. Jones:

We respectfully hereby submit the information in this letter, on behalf of our client, Sharing Economy International Inc., a Nevada corporation (the “Company”). The Company filed Amendment No. 9 to the Preliminary Proxy Statement on Schedule 14A on August 29, 2019.

The company has amended footnote (1) to the table on page 11 its Preliminary Proxy Statement on Schedule 14A to confirm that the note mentioned in the referenced footnote is in default and that the conversion price of the note is not less than $2.00 per share.

Please contact the undersigned with any further questions or comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo